Exhibit 99.1

Yiren Digital Announces Increase in Beneficial Ownership by Mr. Ning Tang
Following Controlling Shareholder Restructuring

BEIJING, June 8, 2026 /PRNewswire/ -- Yiren Digital Ltd. (NYSE: YRD) (“Yiren Digital” or the “Company”), a leading fintech company specializing in digital consumer lending, insurance and financial technology innovation across China and global markets, today announced that it has been notified by CreditEase Holdings (Cayman) Limited, the Company’s controlling shareholder (the “Controlling Shareholder”), that a change in the Controlling Shareholder’s shareholding structure took place on June 5, 2026 (the “Restructuring”). As a result of the Restructuring, Mr. Ning Tang, the Company’s Executive Chairman and Chief Executive Officer, now beneficially owns the entire equity interests in the Controlling Shareholder. Accordingly, Mr. Ning Tang’s indirect beneficial ownership of the Company’s ordinary shares has increased from approximately 35.6% to approximately 82.0% of the total issued and outstanding ordinary shares of the Company. Prior to the Restructuring, Mr. Ning Tang held a 43.4% equity interest in the Controlling Shareholder.

The Restructuring relates solely to the ownership structure of the Controlling Shareholder and does not result in any change to the Company’s day-to-day operations, management, business strategy, or corporate governance.

About Yiren Digital

Yiren Digital Ltd. is a leading fintech company specializing in digital consumer lending, insurance, and financial technology innovation across China and global markets. The Company leverages advanced artificial intelligence and emerging technologies to enhance customer experience, optimize capital efficiency, and expand financial inclusion. Following the regulatory filing of its in-house developed Large Language Model Zhiyu, and the significant enhancement of its MagiCube Agent platform, Yiren Digital is establishing a new growth engine to accelerate its evolution into an AI-native, multi-industry operating platform extending beyond traditional financial services. For more information, please visit https://ir.yiren.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident,” and similar expressions. Forward-looking statements are based on management’s current expectations, assumptions, and assessments of current market and operating conditions. These statements involve inherent risks, uncertainties, and other factors, many of which are outside the control of the Company, and which could cause actual results to differ materially from those expressed or implied in such statements. All forward-looking statements speak only as of the date of this press release. The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable law.

SOURCE Yiren Digital Ltd.

For further information:
Media Inquiry, Email: pr@creditease.cn;
Investor Relations, Email: ir@yiren.com;
Piacente Financial Communications, Email: yrd@thepiacentegroup.com